PURCHASE AGREEMENT (LYNEER MERGER NOTE)
(IDC Technologies, Inc.)

This Purchase Agreement (this "Agreement"), dated as of April 28, 2025, is entered into between BMO Bank, N.A., as administrative agent for certain lenders and as secured party with a mailing address at 320 S. Canal Street, 16th Floor, Chicago, IL 60606 (in such capacity, the "Secured Party") and SPP Credit Advisors LLC, as transferee, with a mailing address at 550 5th Avenue, 12th Floor, New York, New York 10036 (the "Transferee"). Reference is made to that certain ABL Credit Agreement, dated as of August 31, 2021 (as amended, restated, supplemented, or otherwise modified from time to time, the "Loan Agreement"), by and among Debtor (as defined below), other borrowers referred to therein, the several financial institutions from time to time party thereto as Lenders (each of such Lenders, together with its successors and permitted assigns, collectively, the "Lenders"), and Secured Party. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such term in the Loan Agreement, except that references to the UCC shall mean the Uniform Commercial Code as in effect on the date hereof in the State of California.

1. IDC Technologies, Inc., a California corporation ("Debtor"), with a mailing address and an office and principal place of business solely for purposes of notices and communications at 920 Hillview Court, Suite 250, Milpitas, CA, 95035, has defaulted in connection with Obligations under the Loan Agreement secured by all or substantially all of the personal property of the Debtor (the "Collateral"), including, without limitation, the Convertible Promissory Note dated June 18, 2024, in the principal amount of $35,000,000 executed by Atlantic International Corp. ("Atlantic") and payable to Debtor, including, without limitation, all indebtedness thereunder, the right to receive all payments thereunder and to exercise all rights and remedies thereunder and all related rights, titles and interests (collectively, the "Lyneer Merger Note").

2. Secured Party, at the direction of and on behalf of the Lenders, has exercised post-default remedies with respect to the Collateral, including, without limitation, the Lyneer Merger Note.

3. On October 3, 2024, Secured Party sent authenticated notifications of disposition (collectively, the "Notifications of Disposition") with respect to the Collateral to Debtor, Lyneer Investments, LLC, Lyneer Staffing Solutions, LLC, Lyneer Holdings, Inc., SPP Credit Advisors, LLC (the "Term Loan Agent"), CT Corporation System, and Prateek Gattani in accordance with Section 9611 of the UCC scheduling a public auction (the "Auction") for all or a portion of the Collateral on October 31, 2024 at the time and place set forth in each Notification of Disposition.

4. The date, time and place of the Auction was subsequently continued to April 28, 2025 (the "Auction").

5. At the Auction, Transferee hereby agrees to purchase the Lyneer Merger Note, free and clear of liens, security interests, claims and interests in accordance with the Transfer Statement (Lyneer Merger Note) attached hereto as Exhibit A (the "Transfer Statement (Lyneer Merger Note)"), for the following purchase price consideration (the "Purchase Price Consideration"):

a. a credit bid of $1 (One Dollar) of the "Obligations" as such term is defined in that certain Loan Agreement dated as of August 31, 2021 (as amended, restated, supplemented, or otherwise modified from time to time, the "<u>SPP Loan Agreement</u>"), by and among Debtor, the other borrowers referred to therein, the several financial institutions from time to time party thereto as lenders and SPP Credit Advisors LLC as Agent for such lenders (the "<u>SPP Obligations</u>"); <u>plus</u>

b. the agreement (which shall be deemed to be evidenced hereby without the need for further writing) to apply all cash received thereby from payments received by Transferee (net of any fees and expenses due pursuant to or in connection with the "Loan Documents" as such term is defined in the SPP Loan Agreement (the "<u>SPP Loan Documents</u>")) to the SPP Obligations in accordance with the SPP Loan Agreement; <u>provided</u>, <u>however</u>, that such agreement shall be subject to the limitations on payment of the SPP Obligations set forth in the SPP Intercreditor Agreement (which limitations provide that SPP Credit Advisors LLC as agent shall not accept any payments on the Lyneer Merger Note until Payment in Full of the Obligations under the Loan Agreement and, should any prohibited payment on the Lyneer Merger Note be received, SPP Credit Advisors LLC as Agent shall deliver it to the Secured Party for application the Obligations under the Loan Agreement); <u>plus</u>

c. subject to such limitations on such payment of the SPP Obligations set forth in clause b of this Paragraph 5 above and subject to section 9615 of the UCC, the agreement (which shall be deemed to be evidenced hereby without the need for further writing) to return (i) the originally executed Lyneer Merger Note (assuming the same has been delivered to the possession of Transferee) together with an allonge or such other endorsement which transfers all of Transferee's subsequent rights in the Lyneer Merger Note and (ii) any payments received by Transferee on the Lyneer Merger Note to the Debtor solely upon and after the indefeasible and final Payment in Full (as defined in the SPP Loan Agreement) of the SPP Obligations (including, without limitation, the payment of all fees and expenses due pursuant to or in connection with the SPP Loan Documents).

6. The agreements of the Transferee contained herein are subject to the satisfaction of the following conditions precedent:

a. The satisfaction of all conditions precedent set forth in SPP Loan Agreement, as amended and restated on the date hereof; and

b. Execution of the Transfer Statement (Lyneer Merger Note) by all signatories thereto.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above:

BMO BANK N.A.,
as adminstrative agent under the Loan Agreement

By: _____
Name: JOSEPH BASA
Title: DIRECTOR

TRANSFEREE:

SPP CEDIT ADVISORS LLC

By: SPP Principal Investors II LLC, its Manager

By: _____
Name: C. Todd Kumble
Title: Treasurer

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above:

BMO BANK, N.A.,
as adminstrative agent under the Loan Agreement

By: _____
Name:
Title:

TRANSFEREE:

SPP CEDIT ADVISORS LLC

By: SPP Principal Investors II LLC, its Manager

By: _____
Name: C. Todd Kumble
Title: Treasurer

Exhibit A

[Transfer Statement/Bill Of Sale]

TRANSFER STATEMENT (LYNEER MERGER NOTE)
(IDC Technologies, Inc.)

This Transfer Statement (this "Agreement"), dated as of April 28, 2025, is entered into between BMO Bank, N.A., as administrative agent for certain lenders and as secured party with a mailing address at 320 S. Canal Street, 16th Floor, Chicago, IL 60606 (in such capacity, the "Secured Party") and SPP Credit Advisors LLC, as transferee, with a mailing address at 550 5th Avenue, 12th Floor, New York, New York 10036 (the "Transferee"). Reference is made to that certain ABL Credit Agreement, dated as of August 31, 2021 (as amended, restated, supplemented, or otherwise modified from time to time, the "Loan Agreement"), by and among Debtor (as defined below), the other borrowers referred to therein, the several financial institutions from time to time party thereto as Lenders (each of such Lenders, together with its successors and permitted assigns, collectively, the "Lenders"), and Secured Party. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Loan Agreement, except that references to the UCC shall mean the Uniform Commercial Code as in effect on the date hereof in the State of California.

WHEREAS, IDC Technologies, Inc., a California corporation ("Debtor"), with a mailing address and an office and principal place of business solely for purposes of notices and communications at 920 Hillview Court, Suite 250, Milpitas, CA, 95035, has defaulted in connection with Obligations under the Loan Agreement secured by all or substantially all of the personal property of the Debtor (the "Collateral"), including, without limitation, the Convertible Promissory Note dated June 18, 2024, in the principal amount of $35,000,000 executed by Atlantic International Corp. ("Atlantic") and payable to Debtor, including, without limitation, all indebtedness thereunder, the right to receive all payments thereunder and to exercise all rights and remedies thereunder and all related rights, titles and interests (collectively, the "Lyneer Merger Note");

WHEREAS, Secured Party, at the direction of and on behalf of the Lenders, has accelerated the Obligations and exercised post-default remedies with respect to the Collateral, including, without limitation, the Lyneer Merger Note;

WHEREAS, on October 3, 2024, Secured Party sent authenticated notifications of disposition (the "Notifications of Disposition") with respect to the Collateral to Debtor, Lyneer Investments, LLC, Lyneer Staffing Solutions, LLC, Lyneer Holdings, Inc., SPP Credit Advisors, LLC, as agent on behalf of itself and the lenders from time to time party to the Term Loan Credit Agreement (the "Term Loan Agent"), CT Corporation System, and Prateek Gattani in accordance with Section 9611 of the UCC scheduling a public auction (the "Auction") for all or a portion of the Collateral on October 31, 2024 at the time and place set forth in each Notification of Disposition;

WHEREAS, the Auction was subsequently continued to April 28, 2025 (the "Auction");

NOW, THEREFORE, KNOW ALL MEN BY THESE PRESENTS THAT:

1. The Transferee, being the highest and best bidder at the Auction, pursuant to the powers granted by Sections 9610 and 9617 of the UCC (the "Foreclosure Sale"), acquired the Lyneer Merger Note at such Foreclosure Sale under that certain Purchase Agreement (Lyneer Merger Note) executed by the Secured Party and Transferee on the date hereof (such date, the "Effective Date") in exchange for the "Purchase Consideration," as such term is defined in the Purchase Agreement (the "Purchase Agreement").

2. The Lyneer Merger Note is hereby granted, sold, assigned, conveyed, transferred and delivered to the Transferee such that, immediately following the effectiveness of the Assignment, Transferee

shall hold and own directly the Lyneer Merger Note held directly by Debtor immediately prior to the Assignment.

3.   Effective upon the Effective Date, for good and valuable consideration, the Secured Party, as agent on behalf of itself and the lenders from time to time party to the Loan Agreement, hereby fully and finally waives any objection to the Auction or the sale or transfer of the Lyneer Merger Note, and hereby indefeasibly and finally releases its lien on and security interest in the Lyneer Merger Note (for avoidance of doubt, without the need for any further action).

4.   The Assignment is as is, where is, and Secured Party makes no representation, warranty, express or implied, and is free and clear of all liens, security interests, claims, encumbrances and other interests in the Lyneer Merger Note as provided for in Section 9617 of the UCC, including, as set forth in Paragraph 3, any liens and security interests of the Secured Party.

5.   The Transferee may present this agreement or a signed instruction in the form of Exhibit A to Atlantic, its transfer agent or any other appropriate person for purposes of registering or otherwise noting on the books and records of Atlantic the transfer of the Lyneer Merger Note in its name or the name of its designee. Each of the undersigned will take such additional steps as may be reasonably necessary to assist the Transferee in such registration or notation of the Lyneer Merger Note in its name or the name of its designee.

6.   To the extent the Lyneer Merger Note is an asset requiring the consent of a third party in order to assign such asset or any rights with respect thereto to the Transferee and such consent has not been obtained prior to the date hereof, the rights with respect to such asset shall be deemed to have vested in the Transferee on or after the date hereof until such consent is obtained, including the transfer of funds to the Transferee that the Debtor collects and the exercise of any rights to receive any and all payments at any time due or payable under or with respect to the Lyneer Merger Note.

7.   This Agreement is intended solely to benefit the parties hereto and their respective successors and permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other person or entity any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement. This Agreement will be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns.

8.   Neither this Agreement, nor any of the terms or provisions hereof, may be amended, modified, supplemented or waived, except by a written instrument signed by Secured Party and Transferee. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provisions hereof (whether or not similar), nor shall such waiver constitute a continuing waiver. No failure of any party hereto to insist upon strict compliance by any other party with any obligation, covenant, agreement or condition contained in this Agreement shall operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

9.   This Agreement shall be governed by and construed in accordance with the internal laws of the State of California without giving effect to any choice or conflict of law provision or rule (whether of the State of California or any other jurisdiction). This Agreement may be executed in counterparts, each of which shall be an original, and all of which together shall constitute one and the same instrument. Delivery of executed counterpart signature pages of this Agreement by facsimile or other electronic transmission shall be effective as delivery of original counterpart signature pages to this Agreement.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written:

SECURED PARTY:

BMO BANK, N.A.

By: _Joseph Basa_____
Name: Joseph Basa
Title: Director

TRANSFEREE:

SPP CREDIT ADVISORS, LLC

By: SPP Principal Investors II LLC, its Manager

By: _____
Name: C. Todd Kumble
Title: Treasurer

Exhibit A

Reference is made to that certain Convertible Promissory Note dated June 18, 2024, in the principal amount of $35,000,000 executed by Atlantic International Corp. and payable to IDC Technologies, Inc., including, without limitation, all indebtedness thereunder, the right to receive all payments thereunder and to exercise all rights and remedies thereunder and all related rights, titles and interests (collectively, the "Lyneer Merger Note").

Atlantic International Corp. ("Atlantic") and its transfer agent or other authorized person with respect to the Lyneer Merger Note, or such other person deemed appropriate by the undersigned, are hereby instructed to register or otherwise note the transfer of the Lyneer Merger Note from the name of IDC Technologies, Inc. to the name of SPP Credit Advisors LLC (the "Transferee") such that the Transferee is registered or otherwise noted as the registered or authorized owner and holder of the Lyneer Merger Note and the indebtedness thereunder and has the right to receive all payments thereunder and to exercise all rights and remedies thereunder and all related rights, titles and interests. The Transferee hereby certifies to Atlantic and its transfer agent or other authorized person that (i) the Transferee is eligible to be the owner and holder of the Lyneer Merger Note registered or otherwise noted in its name on the books and records of Atlantic; (ii) the undersigned representative of the Transferee has actual authority to act on behalf of the Transferee, and (iii) this instruction is genuine and authorized.

TRANSFEREE:

SPP CREDIT ADVISORS LLC

By: _____
Name: _____
Title: _____